VIA EDGAR CORRESPONDENCE

December 18, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:

Nortel Networks Limited (“NNL” and collectively with Nortel Networks

Corporation “Nortel”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2009

File No. 001-34243

This letter is provided further to the comment letter dated December 3, 2009 from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed by NNL (“December 2009 Comment Letter”). The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the December 2009 Comment Letter. Unless otherwise indicated, all amounts are in millions of U.S. dollars.

Please note that capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed by NNL (“Third Quarter Report”).

Clarke Glaspell

Controller

Nortel Networks Limited

5945 Airport Road, Suite 360, Mississauga, Ontario, Canada L4V 1R9 T 905.863.7059

glaspell@nortel.com

Form 10-Q for the Quarterly Period Ended September 30, 2009

Condensed Combined Debtor Financial Statements, page 20

1A.	We note your response to comment two in our letter dated September 14, 2009. Since you are accounting for the EMEA debtors under the equity method, it appears to us that your presentation of these debtors should be consistent with your condensed consolidated financial statements.

Please be supplementally advised that pursuant to Statement of Position (“SOP”) 90-7 paragraph 32, Nortel presented condensed combined financial statements of the Debtors. As indicated in the Third Quarter Report, such statements included separate columnar presentations for the Canadian Debtors, U.S. Debtors and EMEA Debtors to provide information that may be useful to the users of these financial statements for the Nortel entities in each of the jurisdictions where creditor protection filings have been made. Nortel believes that including a separate column for its EMEA Debtors is appropriate under SOP 90-7 as it provides additional useful information to users of the financial statements on a basis that reflects the jurisdictional nature of the Creditor Protection Proceedings.

To provide additional clarity in subsequent periods, Nortel will present the condensed combined financial statements with separate columnar presentation for the U.S. Debtors and Canadian Debtors, which will include columns for eliminations related to the U.S. Debtors and Canadian Debtors and combined results for those Debtors. The results of the EMEA Debtors will be presented in a separate column adjacent to the columnar presentation, along with a clarifying footnote that the results of the EMEA Debtors are accounted for under the equity method in Nortel’s consolidated financial statements.

1B.	In addition, tell us the nature of the line item, “Equity in net loss of debtor companies-net of tax,” and identify the debtor companies as they relate to the US, Canada, and EMEA debtor entities.

Please be supplementally advised that the “equity in net loss of debtor companies – net of tax” line item includes the loss from the Equity Investees for the period.

The U.S. Debtors include Nortel Networks Inc., Nortel Networks Capital Corporation, Nortel AltSystems, Inc., Nortel AltSystems International, Inc., Xros, Inc., Sonoma

Systems, Qtera Corporation, CoreTek, Inc., Nortel Networks Applications Management Solutions Inc., Nortel Networks Optical Components Inc., Nortel Networks HPOCS Inc., Architel Systems (U.S.) Corporation, Nortel Networks International Inc., Northern Telecom International Inc., Nortel Networks Cable Solutions Inc. and Nortel Networks (CALA) Inc.

The Canadian Debtors include Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Global Corporation, Nortel Networks International Corporation and Nortel Networks Technology Corporation.

The EMEA Debtors include Nortel Networks UK Limited, Nortel Networks (Ireland) Limited, Nortel GmbH; Nortel Networks France SAS; Nortel Networks SA; Nortel Networks NV, Nortel Networks SpA, Nortel Networks BV, Nortel Networks Polska SP Zoo, Nortel Networks Hispania SA, Nortel Networks (Austria) GmbH, Nortel Networks sro, Nortel Networks Engineering Service Kft, Nortel Networks Portugal SA, Nortel Networks Slovensko sro, Nortel Networks Oy, Nortel Networks Romania SRL, Nortel Networks AB and Nortel Networks International Finance & Holding BV, as well as the Israeli Debtors, Nortel Communications Holdings (1997) Limited and Nortel Networks Israel (Sales and Marketing) Limited.

2.	We note your response to comment three in our letter dated September 14, 2009. Citing the pertinent accounting guidance, tell us why it is appropriate to include and report non-debtor entities as cost investments instead of a separate column.

Please be supplementally advised that Nortel gathered benchmark data that generally did not include and report non-debtor entities as a separate column, which is consistent with Nortel’s condensed combined financial statement presentation. Filings Nortel reviewed included, Delphi Corp Form 10-Q for the quarterly period ended March 31, 2006; Calpine Corporation Form 10-K for the fiscal year ended December 31, 2005; and Quebecor World, Inc. Form 6-K (Exhibit 99.2) Financial Statements for the quarterly period ended March 31, 2008. Additionally, paragraph 32 of SOP 90-7 provides:

“Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings are required to include disclosure of entities in reorganization proceedings, including disclosure of

Condensed Combined Financial Information of the entities in the reorganization proceedings ….”

This is consistent with Nortel’s presentation in the condensed combined financial statements.

Significant Business Divestitures, page 84

3.	We note your response to comment four in our letter dated September 14, 2009. We further note that the Packet Core Assets have not been classified as discontinued operations as it did not meet the definition of a component whereas other divestitures were. For each divestiture disclosed hereunder that is not or will not be accounted for as a discontinued operation, please provide us a more detailed analysis explaining why each divestiture is not deemed a component of an entity under paragraph 41 of SFAS 144 (including your consideration of such divestiture as an asset group under paragraph 4 of SFAS 144). In this regard, we note that the related disclosures in the Forms 8-K dated November 13 and 23, 2009 indicate that the assets underlying each divestiture comprise substantially all of the assets of each divested business.

Please be supplementally advised that in its Third Quarter Report, NNL disclosed two divestitures that will not be accounted for and presented as discontinued operations: (a) the planned sale of substantially all of its CDMA business and LTE Access assets; and (b) the sale of its Packet Core Assets. The CDMA business and LTE Access assets are a part of the Wireless Networks (“WN”) segment. As at September 30, 2009, the WN segment was comprised of CDMA, GSM/GSM-R, Packet Core, LTE Access and LTE Core.

Nortel is currently assessing whether the GSM/GSM-R and Optical Networking and Carrier Ethernet planned divestitures which have been announced during the fourth quarter 2009 should be accounted for as discontinued operations. These assessments are being made applying principles that are consistent with what is set out below. At the date of this letter, there are no agreements in place to divest any other significant product portfolios.

Paragraph 4 of SFAS 144 states that the unit of accounting for a long-lived asset is its group (including other assets and liabilities not covered by SFAS 144). Paragraph 4 continues, “For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.” Paragraph 41 of SFAS 144 states that a “component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

Nortel considers its operating segments under SFAS 131 to also represent its asset groups under SFAS 144 because of the cash flow interdependencies between the various product portfolios that make up each operating segment and the fact that these cash flows are not largely independent between and amongst the portfolios within the operating segment. As a result, Nortel considers its WN segment an asset group. Since Nortel is disposing of only a portion of its held-for-use asset group, the assets and liabilities being disposed of cannot meet the definition of a component. If the assets and liabilities in the asset group did not have largely independent cash flows under SFAS 144 for purposes of determining the held-for-use group, then it is not reasonable to conclude the same group “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” The same rationale was used in assessing the Packet Core Assets divestiture.

Since we concluded that in accordance with SFAS 144 the CDMA and Packet Core product portfolios did not meet the criteria to be classified as discontinued operations, we did not need to evaluate whether there were other considerations, including continuing involvement and significance considerations, which would impact the conclusion.

* * * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * * * * * * * *

Please contact Grace McDonald, Corporate Counsel and Assistant Secretary at 905.863.7875 or the undersigned at 905.863.7059 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/ Clarke Glaspell
Clarke Glaspell Controller

CG/gkm

cc:

Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

            and Chief Restructuring Officer, Nortel

Anna Ventresca, General Counsel-Corporate and Corporate Secretary, Nortel

Grace McDonald, Corporate Counsel and Assistant Secretary, Nortel

Mike Monteleone, Audit Partner, KPMG LLP

Craig Brod, Cleary Gottlieb Steen & Hamilton LLP